Contact

www.linkedin.com/in/gavin-lifrieri
(LinkedIn)

Top Skills

C++

Algorithms

Python (Programming Language)

Honors-Awards

U.S. Presidential Scholar

National AP Scholar

National Merit Scholar Finalist

National Hispanic Recognition
Program Scholar

Gavin Lifrieri

Founder @ Koi (usekoi.com) | Harvard '22 | HackNY Fellow '20
New York, New York, United States

Summary

I'm exploring how machine learning algorithms can be applied to
solve human-made problems. My expertise includes programming,
creative writing, and data analytics. I enjoy tinkering with a wide
range of pertinent issues and attempting to generate unique and
occasionally elegant solutions.

Working on a new project every day in 2020
——
@newprojecteveryday.com

Experience

Koi Platforms, Inc
COO, Founder
January 2024 - Present

Meta
Software Engineer
August 2022 - Present (1 year 8 months)
New York, United States

The Harvard Lampoon
Vice President and Head Writer
April 2019 - May 2022 (3 years 2 months)

Facebook
Software Engineer Intern
May 2021 - August 2021 (4 months)
New York

AI.Reverie
Machine Learning Engineer
May 2020 - May 2021 (1 year 1 month)

Massachusetts Institute of Technology
Course Lab Assistant
January 2020 - May 2020 (5 months)
Cambridge, Massachusetts, United States

Instructed students during labs and office hours for MIT's Intro to Machine Learning class (6.036)

The D. E. Shaw Group
Generalist Intern
May 2019 - August 2019 (4 months)
Greater New York City Area

Worked on two main projects over the course of the internship. Began by conducting macroeconomic research on Real Estate Investment Trusts. Moved on to underwriting modeling for the firm's financial technology venture in the mortgage market space.

Facebook
Software Engineer Intern
June 2018 - August 2018 (3 months)

Participated in an intensive 3-week bootcamp on Android development and worked on self-designed project over course of 8 weeks. Developed a mobile news-platform that attempts to mitigate the effects of echo chambers in traditional media channels by tracking users political affiliation and showing complementary articles.

Google
Google CodeU Engineering Program
May 2018 - August 2018 (4 months)

Accepted to a 12-week development program to collaborate with a team and a Google Engineer Project Advisor. Created and deployed a web chat app enabling users to communicate across language barriers utilizing the Google Translate API.

DEV: A Harvard Student Agency
Lead Engineer
September 2017 - May 2018 (9 months)
Cambridge, MA

Oversaw production of a static site, as well as a cryptocurrency webapp and a scheduling app. Managed a team of engineers, and interfaced with clients.

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Education

Harvard University

Bachelor's degree, Computer Science · (2017 - 2021)